Correspondence

Tradewinds Universal

501 Mercury Lane
Brea, CA. 92821
855-434-4488
TradewindsUniversal.com
Andrewreadtw@gmail.com

February 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Eranga Dias Geoffrey Kruczek

RE:	Tradewinds Universal Registration Statement on Form S-1 Filed December 22, 2023 File No. 333-276233

Dear Ms. Dias and Mr. Kruczek:

We are hereby responding to the letter dated January 17, 2024 (the“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s S-1 Registration Statement Filed December 22, 2023, File No. 333-276233.

For ease of reference, the text of the Staff’s comment is included in boldface type below, followed by the Company’s response.

Registration Statement on Form S-1

Risk Factors

Our auditors have issued a going concern opinion, page 5

1. Your disclosure states that “our auditors have issued a going concern opinion on our audited financial statements…” However, the auditor’s report on page F-2 does not contain a going concern paragraph. Please revise your registration statement as appropriate.

Response The paragraph relating to going concern was deleted on Page 5.

Directors, Executive Officers, Promoters and Control Persons, page 20

2. Please revise this section to provide disclosure required by paragraphs (a) and (e)(4) of Item 407 of Regulation S-K, or tell us why you are not required to do so. See paragraphs (l) and (n) of Item 11 of Form S-1.

RESPONSE:

We have revised the section per your comments.

Employment Agreements, page 20

3. Reconcile your disclosure about no employment agreements with Exhibit 10.1 and disclosure on page II-3.

RESPONSE: Correction was made on Page 20. An amended employment agreement is attached as an exhibit.

Certain Relationships, page 22

4. Please revise to provide disclosure consistent with the thresholds in Item 404(d) of Regulation S-K.

RESPONSE:

We have revised the section per your comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

24

5. Please revise this section to substantially expand your management's discussion and analysis to include information required by Item 303 of Regulation S-K. This section should provide disclosure in the form of a discussion and analysis from management's perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of Tradewinds Universal including an evaluation of the amounts and certainty of cash flows from operations and from outside sources. A discussion and analysis that meets the requirements of Item 303 of Regulation S-K is expected to better allow investors to view Tradewinds Universal from management's perspective.

RESPONSE:

We have revised the section per your comments.

Management's Discussion and Analysis, page 24

6. Please update the disclosure on page 24 regarding the initiation of sales in the fourth quarter of 2023. Please also clarify what you mean by the statement that you are "currently in production" for the manufacture of your product. Describe the material terms of your agreement with the third party who conducts the manufacturing, the sources and availability of the raw materials and how you intend to distribute your product.

RESPONSE:

Management's Discussion and Analysis was revised per your comments.

Exhibits

7. Because this Form S-1 purports to register the resale of common stock, the legal opinion you file must opine that the shares are validly issued, fully paid and non-assessable. Currently, your opinion states that the shares "will when sold" be validly issued, fully paid and non-assessable. Please file a revised opinion.

RESPONSE:

The Opinion was revised and attached as an exhibit.

General

8. In the second paragraph on the prospectus cover page, you disclose that the selling shareholders will resell at a fixed price of $0.01 per share, contrary to your disclosure elsewhere regarding a $0.40 price per share. Please reconcile.

RESPONSE: Adjusted per comment

9. Please update your compensation disclosure for the year ended December 31, 2023.

RESPONSE:

Compensation disclosure was updated per your comment on page 20 and page 22.

Sincerely,

/s/ Andrew Read

President, Tradewinds Universal